
SEC MAIL
RECEIVED
PROCESSING
NOV 14 2005
WASH. D.C.
213
SECTION

Hypo Real Estate
HOLDING

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05012591

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-729
Fax +49/89/20 30 07-772
E-mail Kay Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 10 November 2005

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungse

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

Enclosures

(1) 10 August 2005 Hypo Real Estate Group Interim Report as of 30 September 2005.
(2) 10 August 2005 Press release: Hypo Real Estate Group continues strong earnings growth in Q3 2005

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Dr. Paul Eisele, Dr. Markus Fell,
Frank Lamby

Hypo Real Estate

GROUP

Interim Report as of 30 September 2005

Financial Highlights

Operating performance		1.1.-30.9.2005	1.1.-30.9.2004
Net income/loss before taxes	in € million	327	155
Net income/loss[1]	in € million	243	120
Earnings per share[1]	in €	1.81	0.89
Key ratios		**1.1.-30.9.2005**	**1.1.-31.12.2004**
Return on equity after taxes[1]	in %	7.7	4.0
Cost-income ratio (based on operating revenues)	in %	34.1	37.7
Balance sheet figures		**30.9.2005**	**31.12.2004**
Total assets	in € billion	151.0	148.1
Equity (excluding revaluation reserve)	in € billion	4.5	4.3
Key capital ratios compliant with BIS rules		**30.9.2005**	**31.12.2004**
Core capital	in € billion	4.2	4.2[2]
Equity funds	in € billion	6.1	6.1[2]
Risk assets	in € billion	53.2	51.0
Core capital ratio	in %	7.8	8.3[2]
Equity funds ratio	in %	11.1	11.7[2]
Personnel		**30.9.2005**	**31.12.2004**
Employees		1,258	1,311
Portfolio figures		**30.9.2005**	**31.12.2004**
Volume of international real estate financing	in € billion	30.5	26.3
Volume of German real estate financing	in € billion	32.3	33.4
Volume of public financing	in € billion	60.7	66.3

[1] *Excluding the effects from capitalised losses carried forward* [2] *As per approved annual financial statements*

Ratings as of 13 October 2005

	Moody's	S&P	Fitch Ratings
Hypo Real Estate Bank International puc Long-term/short-term/outlook	A3/P-2/Positive	A-/A-2/Stable	–
Württembergische Hypothekenbank AG Long-term/short-term/outlook	A2/P-1/Stable	A-/A-2/Stable	–
Hypo Real Estate Bank AG Long-term/short-term/outlook	A3/P-2/Stable	BBB+/A-2/Stable	BBB+/F2/Stable

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Content

Dear shareholders,

the positive development in the business of the Hypo Real Estate Group also continued in the third quarter of 2005. Our new business has continued to pick up pace. The development in net income before taxes is fully in line with our expectations, and the reorganisation of the Group structure which was announced in August of this year is now being implemented without any delays.

It is already foreseeable that, in the whole of 2005, we shall beat our objectives in terms of new business at all three operating entities. At Hypo Real Estate International, new business in the first nine months amounted to € 10.3 billion, compared to a full year target of € 10.0 billion. In addition to a more extensive penetration of our core markets in Europe and North America, we are continuously striving to develop new markets, and are focusing mainly on Asia. We opened offices in Hong Kong and Tokyo last year, and Hypo Real Estate Bank International is now preparing to enter the market in India. Singapore, South Korea and Australia are also countries in which we have identified good conditions and prospects for our core business, namely that of large-volume commercial real estate financing, and which we will consequently focus on to a greater extent. However, despite all opportunities for expanding in the Asian-Pacific region, we still continue to follow our tried-and-tested strategy of taking advantage of market opportunities, but only if our strict risk and return requirements are satisfied with each individual transaction.

At Württembergische Hypothekenbank, we generated new business of € 3.0 billion in the first nine months of this year, a performance which was again higher than our full-year target of € 2.5 billion. At Hypo Real Estate Germany, which only has been operating on the market again since the autumn of 2004 following the successful restructuring process, the volume of new business in the first three quarters amounted to € 1.0 billion, which is already equivalent to our full-year target of € 1.0 billion. This positive trend is continuing. At the beginning of the fourth quarter, Hypo Real Estate Bank AG financed the purchase of a portfolio of 18 properties of the State of Hesse for CommerzLeasing und Immobilien Gruppe (CLI) with a volume of more than € 1 billion, of which it will take a large portion on its own book. This remarkable major deal alone illustrates how quickly Hypo Real Estate Bank AG has again become a leading player in commercial real estate financing in Germany.

In terms of refinancing, we are increasingly benefiting from the ratings of leading rating agencies which are becoming more and more positive. In the third quarter, Württembergische Hypothekenbank for the first time issued a "Slimbo" money market bond (Short Liquid Moneymarket Bond) with a volume of € 1 billion. This new type of bond is a bearer bond, which features high liquidity and a short maturity (in this case seven months). The strategy of the Hypo Real Estate Group is to continuously offer innovative products as well as tried-and-tested standard products also in refinancing.

After nine months of 2005, with net income before taxes of € 327 million, the Group has boosted the corresponding figure seen in the same previous year period by 172 million or 111%. We are thus still fully on target for achieving a range of between € 400 million to € 425 million which is still our overall objective for the whole of 2005. In the third quarter, the Group reported net income before taxes of € 112 million, compared with € 41 million in the same period in 2004.

With regard to the development in earnings for the full year, as already announced in August it has to be kept in mind for the full year income, that an originally not budgeted provision of € 30 million to € 35 million will have to be set aside in the fourth quarter for the reorganisation of the Group structure. However we are convinced at present that the Group will this year for the first time cover its capital costs of 7.5 % to 8.0 % after taxes.

The reorganisation of the Hypo Real Estate Group, which we decided to adopt in response to the new Pfandbriefgesetz (Pfandbrief Act) which came into force in July of this year, is proceeding as planned. It will result in the Group's world-wide international business being combined at Württembergische Hypothekenbank in Stuttgart with effect from 1 January 2006. Württembergische Hypothekenbank will then be renamed Hypo Real Estate Bank International AG. German financing arrangements of Württembergische Hypothekenbank will be transferred to Hypo Real Estate Bank AG in Munich, which is responsible for all domestic activities in its capacity as the German centre of competence. The former Hypo Real Estate Bank International in Dublin will be renamed "Hypo Public Finance Bank" and will be responsible for the Public Finance/Capital Markets business as a subsidiary of the new Hypo Real Estate Bank International AG.

The capital market – investors, analysts and media – showed a positive response to this reorganisation of our Group structures which was announced in August. And indeed, the strategic and operating benefits of this reorganisation are obvious:

- Reduction of duplicate functions, reduction of complexity in the Group
- Stronger viability on the markets, not least in terms of refinancing, due to Pfandbrief-based and unsecured business being combined in a single bank
- Clear segregation of domestic and international activities as well as complete cost and earnings transparency in the restructured Public Finance/Capital Markets business.

The improvement in our structure will mean that we will continue to fortify our position of strength which we have built up since the spin-off of Hypo Real Estate Group from the HVB Group in 2003. Be assured that we will continue to assess all strategic options in future and, whenever possible, that we shall take advantage of these options in order to improve the market position of our Group and to create value for yourselves, our shareholders.

Kind regards



Georg Funke

Chairman of the Managment Board

Hypo Real Estate Holding Shares

As a result of positive economic data, the third quarter was characterised by positive market sentiment, despite record oil prices. The German market experienced further very positive sentiment ahead of the parliamentary elections. Between July and September, the international benchmark indices Dow Jones Industrial Average and Euro STOXX 50 advanced by 2.9 % and 7.8 % respectively. The German indices DAX and MDAX advanced by 10.0 % and 12.4 % respectively, and considerably outperformed the international indices. The Prime Banks sub-index which is important for the company's shares reported a gain of 17.9 %.

Share price development in the 3rd quarter 2005


140
135
130
125
120
115
110
105
100
95
HRX indexed
MDAX indexed
CXPB indexed
1.7.05
8.8.05
5.9.05
3.10.05

Since the shares broke out of the sideways movement at the beginning of August, they have advanced strongly particularly as a result of the announced reorganisation and the improvement in the outlook for net income. The shares have advanced by 33.6 %, and have outperformed all relevant benchmark indices. They have outperformed the Dow Jones Industrial Average by 30.7 percentage points, the DAX by 23.6 percentage points, and have also achieved a performance which was 15.7 percentage points better than the strong performance of the Prime Banks index.

Key facts about Hypo Real Estate Holding shares 2005		
Securities code number ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
SE Code		HRX
Number of listed shares	Units	134,072,175
Average number of listed shares in Q3	Units	134,072,175
Market capitalisation as of 30.9.05	€ million	5,639
Number of ordinary shares as of 30.9.05	Units	134,072,175
Earnings per share[1]	€	1.81
High Q3[2]	€	42.20
Low Q3[2]	€	31.48
Initial listing on 6.10.03	€	11.25
Quarterly closing price[2]	€	42.06
Shareholders known to have a more than 5 % holding		Barclays Global Investors Capital Research and Management

[1] Exluding the effects from capitalised losses carried forward [2] Xetra closing prices on the Frankfurt stock exchange

Development in Earnings

With net income before taxes of €327 million, the Hypo Real Estate Group in the first nine months of the current year has beaten its pro-rata target for the year, and with a return on equity after taxes of 7.7 % (excluding the effects from capitalised losses carried forward) it is on line to meet its budgeted target for 2005.

Real estate financing new business has performed well, and was stated as € 6.0 billion in the third quarter (first quarter: € 3.3 billion, second quarter: € 5.0 billion). Accordingly, net interest income at the business segment Hypo Real Estate International has increased in the course of the year, and has almost completely compensated for the decline in interest attributable to the net downsizing of the portfolio at the business segment Hypo Real Estate Germany. In the first nine months of the year, total operating revenues were accordingly only slightly lower than planned (€ 668 million), but were higher than budgeted in the third quarter. The planned portfolio streamlining at Hypo Real Estate Bank AG progressed more quickly than originally planned, and was one of the main reasons for a considerably lower addition to provisions for losses on loans and advances (€112 million); additionally, the possibilities of making additions to such provisions were limited by the redefinition of portfolio-based allowances [IAS 39 (revised 2003)]. Because general administrative expenses (€ 228 million) were also at the lower end of the budgeted range, the cost-income ratio (34.1 %) remained within the budgeted range.

Operating performance in € million	**1.1.–30.9.2005**	**Budget 3/4 of 2005**	**Budget 2005**
Operating revenues	668	671 to 686	895 to 915
Provisions for losses on loans and advances	112	143 to 135	190 to 180
General administrative expenses	228	236 to 229	315 to 305
Net income/loss before taxes	327	300 to 319	400 to 425
Key ratios in %	**1.1.–30.9.2005**		**Budget 2005**
Return on equity after taxes[1]	7.7		7.5 to 8.0
Cost-income ratio (based on operating revenues)	34.1		35.2 to 33.3

[1] Excluding the effects from capitalised losses carried forward

Key Financials

Hypo Real Estate Group		
Operating performance in € million	**1.1.–30.9.2005**	**1.1.–30.9.2004**
Operating revenues	668	615
Provisions for losses on loans and advances	112	221
General administrative expenses	228	229
Balance of other income/expenses	–1	–10
Net income/loss before taxes	327	155
Net income/loss[1]	243	120
Key ratios in %	**1.1.–30.9.2005**	**1.1.–31.12.2004**
Return on equity after taxes[1]	7.7	4.0
Cost-income ratio (based on operating revenues)	34.1	37.7
Key indicators	**30.9.2005**	**31.12.2004**
Total volume of lending in € billion	93.9	99.1
Risk assets compliant with BIS rules in € billion	53.2	51.0
Core capital ratio compliant with BIS rules in %	7.8	8.3[2]
Employees	1,258	1,311

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Compared with the first nine months of the prior year period, the development in earnings is as follows:

Operating revenues As a result of successful real estate financing new business this year and also as a result of the more intense activities at the "Capital Markets" unit, total operating revenues increased by € 53 million to € 668 million despite the considerably reduced portfolio at the business segment Hypo Real Estate Germany. Accordingly, net interest income (€ 501 million) was slightly lower than the corresponding previous year figure (€ –6 million), because new business was not able to completely compensate for the effects of downsizing the domestic portfolio; on the other hand, net commission income increased from € 84 million last year to € 94 million. Net trading income of € 26 million (previous year: € 5 million) is attributable mainly to the "Capital Markets" unit, which was still being set up last year. As a result of favourable market conditions, Hypo Real Estate Bank AG has realised capital gains by redeploying some securities; net income from investments is thus stated as € 39 million, compared with € 14 million last year. The balance of other operating income/expenses amounted to € 8 million (previous year: € 5 million).

Provisions for losses on loans and advances Compared with last year, when a pro-rata risk shelter of € 97.5 million provided by HVB AG to Hypo Real Estate Bank AG was netted, the addition to provisions for losses on loans and advances has almost halved (€–109 million), and is now stated as € 112 million. If the risk shelter is disregarded, the addition even declined by € 206.5 million compared with last year. This reflects in particular the successful portfolio streamlining at Hypo Real Estate Bank AG, the limited possibilities of making additions due to the redefinition of portfolio-based allowances [IAS 39 (revised 2003)] as well as the risk-aware new business policy. In the third quarter, international portfolio growth resulted in a higher addition to portfolio-based allowances.

Net interest income after provisions for losses on loans and advances accordingly totalled € 389 million, compared with € 286 million last year.

General administrative expenses In general administrative expenses, the savings at Hypo Real Estate Bank AG due to restructuring are opposed by higher expenses attributable to the international expansion and the process of setting up the "Capital Markets" unit. Accordingly, general administrative expenses are almost unchanged compared with last year, namely € 228 million (previous year: € 229 million). The cost-income ratio has thus improved to 34.1 % (from 37.7 % in 2004).

Balance of other income/expenses The balance of other income/expenses is stated as €–1 million; the previous year balance of €–10 million is attributable entirely to the restructuring of Hypo Real Estate Bank AG.

Net income/loss before taxes Net income before taxes of € 327 million more than doubled compared with the previous year figure (€ 155 million).

Net income/loss Excluding the deferred tax expense from capitalised losses carried forward of € 22 million, net income amounted to € 243 million (compared with € 120 million last year); this is equivalent to a very much improved return on equity of 7.7 % (2004: 4.0 %).

Including the effects from capitalised losses carried forward, net income amounted to € 221 million.

Minority interests no longer exist following the successful "squeeze-out" at Württembergische Hypothekenbank; net income is fully attributable to the shareholders.

Balance Sheet Development

Compared with the end of last year, the total volume of lending declined by € 5.3 billion to € 93.9 billion as of 30 September 2005. Portfolio growth at the business segment Hypo Real Estate International was responsible for an increase of € 2.3 billion, but this was opposed by a reduction of € 7.3 billion at the business segment Hypo Real Estate Germany due to the downsizing of the portfolio. At Württembergische Hypothekenbank, the total lending volume declined by € 1.0 billion. Contingent liabilities totalled € 3.6 billion (31 December 2004: € 4.6 billion). These comprise guarantee obligations of Hypo Real Estate Bank International with regard to HVB AG in the amount of € 1.3 billion, which were provided as part of the synthetic transfer of the "Western Europe" real estate financing portfolio.

As a result of strong new business, the irrevocable loan commitments rose by € 5.2 billion to € 8.3 billion in the first nine months.

Despite the lower lending volume, total assets increased to € 151.0 billion as of 30 September 2005 (31 December 2004: € 148.1 billion). Extended trading activities, primarily in the "Capital Markets" unit, resulted in higher trading positions; purchases of securities increased the portfolio of investment assets. Other assets/liabilities reflect higher positive and negative fair values of hedging derivatives. The higher income tax assets/liabilities are attributable almost entirely to deferred taxes.

The net reduction in the lending volume also resulted in a reduction in the refinancing volume. Although deposits from other banks and amounts owed to other depositors increased by a total of € 1.9 billion, promissory notes and other liabilities evidenced by securities declined by € 4.0 billion.

Equity (excluding revaluation reserve) amounted to € 4.5 billion as of 30 September 2005, compared with € 4.3 billion last year. The AfS reserve and cash flow hedge reserve have been disregarded for the purposes of calculating return on equity.

Key Capital Ratios compliant with BIS Rules

As of 30 September 2005, the Hypo Real Estate Group has sound capital backing overall and also in the individual business segments. Compared with the end of last year, core capital is unchanged at € 4.2 billion, equity funds are unchanged at € 6.1 billion. Risk assets increased by € 2.2 billion to € 53.2 billion as a result of the strong new business (31 December 2004: € 51.0 billion); however, in the third quarter, this is still below the budgeted range of € 56 billion to € 57 billion for the end of the year, in which the new business planned for the full year is included.

Accordingly, as a result of the increase in risk assets and unchanged capital, the core capital ratio has declined to 7.8 % (31 December 2004: 8.3 %), and the equity funds ratio has declined to 11.1 % (31 December 2004: 11.7 %).

in € billion

	30.9.2005	Budget 2005
Risk assets compliant with BIS rules	53.2	56.0 to 57.0

Events after 30 September 2005

On 1 October 2005, Hypo Real Estate Capital France S.A., Paris, and Hypo Real Estate Capital Italia S.p.A., Milan, were merged with the corresponding branches of Hypo Real Estate Bank International puc with retroactive effect as of 1 January 2005. This has not had any impact on consolidated net income. After transferring operations to the Madrid branch of Hypo Real Estate Bank International puc, Hypo Real Estate Capital Iberia S.A., Madrid, is currently being liquidated.

Outlook

The Management Board considers that the positive development of new business, net income and return in the third quarter has confirmed its expectations of the Group being able to meet the communicated target ranges for 2005 – net income before taxes of € 400 million to € 425 million and return on equity after taxes of 7.5 % to 8.0 % – despite the expected need for provisions of between € 30 million and € 35 million following the reorganisation. The provision will be recognised in the annual financial statements for 2005.

Hypo Real Estate International

Overview Hypo Real Estate Bank International was again successful in the third quarter; the new business target for the full year has already been exceeded, despite the additional workload incurred as a result of the preparations for transferring Hypo Real Estate Bank International to Württembergische Hypothekenbank AG and the subsequent renaming of Württembergische Hypothekenbank AG as Hypo Real Estate Bank International AG. All projects related to this reorganisation are fully on schedule, ensuring that the merger and the portfolio transfers will be implemented on time by 1 January 2006. Particular attention is paid to the continuity in the business relations with our customers and to the availability of the accustomed contacts.

In the third quarter, the newly established Collineo GmbH in Dortmund was transferred from Hypo Real Estate Bank AG to Hypo Real Estate Bank International.

As part of the reorganisation of Hypo Real Estate Bank International in order to prepare the establishment of the new Hypo Public Finance Bank in Dublin the following changes of Hypo Real Estate Bank International's Board were approved:

Resignations: Kurt F. Viermetz (Chairman), Stephen Musgrave, Thomas S. Quinn (all three non-executive) and Georg Funke (CEO) resigned from the Board of Hypo Real Estate Bank International per 30 September 2005.

Re-designations: Per 1 October 2005 Stephan Bub (CEO), Dr. John Bourke (Vice Chairman, non-executive) and Dr. Markus Fell (non-executive) were re-designated to the Board of Hypo Real Estate Bank International.

New appointments: Dr. Paul Eisele (Chairman, non-executive), Tom Glynn (Deputy CEO), James Campbell (COO), Heather Nesbitt (CFO) were newly appointed to the Board of Hypo Real Estate Bank International per 1 October 2005.

Development in Earnings In the third quarter, the business segment Hypo Real Estate International repeated the strong performance seen in the second quarter, and with net income before taxes of € 213 million for the nine-month is pro-rata ahead of the full-year target of € 250 million to € 270 million.

in € million

	1.1.–30.9.2005	Budget 3/4 of 2005	Budget 2005
Net income/loss before taxes	213	188 to 203	250 to 270

Compared with last year, net income before taxes increased € 75 million. After taxes (€ 58 million), net income is accordingly recorded as € 155 million (previous year: € 106 million), which is equivalent to an increase in return on equity from 10.1 % in 2004 (adjusted by the effect of capitalised losses carried forward) to 12.0 %.

As expected, total operating revenues increased strongly in the third quarter following the successful new business and the net growth in the portfolio. Accordingly, net interest income for the first nine months is reported as € 204 million (after € 164 million in the previous year). Net commission income of € 99 million (third quarter: € 39 million) is only slightly lower than the corresponding previous year figure (€ 103 million). The strong net trading income is also a positive aspect (€ 26 million; previous year: € 5 million); this is attributable primarily to the "Capital Markets" unit, which was still being set up last year.

Individual allowances have not been incurred this year; the addition to provisions for losses on loans and advances of € 9 million is attributable exclusively to portfolio-based allowances [IAS 39 (revised 2003)], which increased as a result of successful new business in the third quarter. Nevertheless, additions to provisions for losses on loans and advances have declined appreciably compared with last year (€ –33 million), as the possibilities for making such additions have been limited by the redefinition of portfolio-based allowances.

As a result of the international expansion and the newly established "Capital Markets" unit, general administrative expenses in the business segment increased to € 116 million (previous year: € 96 million); the cost-income ratio improved as a result of the stronger growth in operating revenues from 37.3 % in 2004 to 34.2 %.

Rule 12g3-2(b), File No. 82-34748

Key Financials

Hypo Real Estate International		
Operating performance in € million	**1.1.–30.9.2005**	**1.1.–30.9.2004**
Operating revenues	339	276
Provisions for losses on loans and advances	9	42
General administrative expenses	116	96
Balance of other income/expenses	–1	–
Net income/loss before taxes	213	138
Net income/loss	155	106
Key ratios in %	**1.1.–30.9.2005**	**1.1.–31.12.2004**
Return on equity after taxes [1]	12.0	10.1
Cost-income ratio (based on operating revenues)	34.2	37.3
Key indicators	**30.9.2005**	**31.12.2004**
Total volume of lending in € billion	20.1	17.8
Risk assets compliant with BIS rules in € billion	20.2	17.3
Core capital ratio compliant with BIS rules in %	8.9	9.2 [2]
Employees	492	504

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Portfolio Development The loan portfolio, which compared with the documentary volume of lending also includes loan commitments and securities in the following, amounted to € 26.4 billion as of 30 September 2005, and increased by € 3.6 billion compared with 31 December 2004 after maturities and repayments. This also includes a figure of € 0.4 billion for US business and € 0.7 billion for business in Great Britain which is recorded at Württembergische Hypothekenbank although it is guaranteed by Hypo Real Estate Bank International. Real estate financing accounted for approx. € 20.7 billion (78 %), and public-sector financing incl. bonds and debentures which are held by Hypo Pfandbrief Bank International (HPBI) accounted for € 5.7 billion (22 %) (see also the following diagrams).

The total volume of real estate new business for nine months amounted to a total of € 10.3 billion, and has thus already met the full-year target for 2005. New business is also much stronger compared with last year (€ 6.1 billion). European business accounted for € 5.7 billion, and America/Asia business accounted for € 4.6 billion.

As an example of numerous transactions, mention can be made of financing for a complex of buildings situation in the centre of Tokyo. The property in a prime location comprises high-quality office and retail units as well as apartments. The subsidiary Hypo Real Estate Capital Japan has financed a volume of approx. 385 million.

All transactions feature a sound risk and reward relationship. The average interest margin achieved across all real estate financing new business is more than 140 basis points.

Europe accounts for 65 % of the overall real estate portfolio, comprising mainly Great Britain, France, Spain, Italy, Scandinavia and the CEE countries.

America/Asia account for 35 % of the real estate financing portfolio. "Other" in the diagram relates to financing in Switzerland, Russia, etc. None of these countries represents more than 1 % of the total portfolio.

In the portfolio breakdown based on financed property types, office buildings and retail properties as well as commercial residential buildings are predominant in line with overall strategy.

Total loan portfolio as of 30 September 2005


Public sector financing: 22 %
Real estate financing: 78 %

Real estate financing by region as of 30 September 2005


Others: 1 %
Germany: 5 %
CEE: 6 %
Japan: 5 %
Scandinavia: 6 %
Netherlands: 1 %
Great Britain: 18 %
US: 30 %
France: 14 %
Italy: 5 %
Spain: 9 %

The main countries included in CEE are Hungary, Poland and the Czech Republic.

Real estate financing portfolio by property type as of 30 September 2005


Residential: 27 %
Hotels: 4 %
Logistics/Warehouse: 4 %
Others: 6 %
Offices: 42 %
Retail: 17 %

Württembergische Hypothekenbank

Overview As has been the case in previous quarters, new business at Württembergische Hypothekenbank AG has performed considerably above expectations this quarter, and the bank has accordingly met its full-year target after nine months. On the capital market side, Württembergische Hypothekenbank has reported success in the third quarter and beyond. At the beginning of October, a public sector Jumbo Pfandbrief was issued with a volume of € 1.5 billion, and a so-called Slimbo with a volume of € 1 billion was issued for the first time in September. This is a bearer bond with high liquidity and a short term. Württembergische Hypothekenbank has been one of the first issuers to launch this innovative refinancing form on the capital market.

Bettina von Scheeven and Jürgen Fenk were appointed to the Management Board of Württembergische Hypothekenbank AG per 1 October 2005. Jürgen Fenk will stay member of the Management Board of Hypo Real Estate Bank International until the end of 2005.

Development in Earnings As was the case for the first half year, Württembergische Hypothekenbank has beaten its pro-rata earnings target for the whole of 2005 – net income before taxes of € 65 million to € 70 million. Accordingly, net income before taxes for the first nine months is stated as € 56 million, and is thus € 10 million higher than the corresponding previous year figure.

in € million

	1.1.–30.9.2005	Budget 3/4 of 2005	Budget 2005
Net income/loss before taxes	56	49 to 53	65 to 70

After a deferred income tax expense of € 3 million and tax expenses for previous years of € 1 million (Württembergische Hypothekenbank does not incur current income taxes as a result of the profit-and-loss transfer agreement with Hypo Real Estate Holding AG), net income for the business segment is stated as € 52 million (previous year: € 46 million); this is equivalent to a return on equity which has improved from 9.0 % in 2004 to 10.3 %.

The higher total operating revenues (€ 93 million; previous year: € 84 million) reflect mainly new business; with unchanged general administrative expenses (€ 24 million), the cost-income ratio improved to 25.8 % (2004: 28.4 %). Despite net growth in the portfolio, the addition to provisions for losses on loans and advances amounted to € 13 million, slightly lower than the corresponding previous year figure (€ 14 million).

Key Financials

Württembergische Hypothekenbank		
Operating performance in € million	**1.1.–30.9.2005**	**1.1.–30.9.2004**
Operating revenues	93	84
Provisions for losses on loans and advances	13	14
General administrative expenses	24	24
Balance of other income/expenses	–	–
Net income/loss before taxes	56	46
Net income/loss	52	46
Key ratios in %	**1.1.–30.9.2005**	**1.1.–31.12.2004**
Return on equity after taxes	10.3	9.0
Cost-income ratio (based on operating revenues)	25.8	28.4
Key indicators	**30.9.2005**	**31.12.2004**
Total volume of lending in € billion	19.5	20.5
Risk assets compliant with BIS rules in € billion	10.7	10.1
Core capital ratio compliant with BIS rules in %	6.7	7.1[1]
Employees	179	171

[1] As per approved annual financial statements

Portfolio Development The loan portfolio, which compared with the documentary volume of lending also includes loan commitments and securities in the following, amounted to € 28.2 billion as of 30 September 2005, and increased by € 1.2 billion compared with 31 December 2004 after maturities and repayments. Real estate financing accounted for approx. € 12.9 billion (46 %), and public-sector financing including bonds and debentures accounted for € 15.3 billion (54 %) (see also the following diagrams).

The volume of real estate financing new business totals € 3.0 billion for the first nine months, and has accordingly already met the new business target for the end of 2005. Almost all transactions were generated in the international markets of western Europe and the US. New business is accordingly much higher than the corresponding previous year figure of € 1.9 billion. New commitments were made without any concessions to the strict requirements in terms of risk and return, and will accordingly also assure high loan portfolio quality in the long term. Overall, the volume of real estate financing after maturities and repayments increased by approx. € 0.9 million compared with 31 December 2004.

The international part of the real estate financing portfolio now accounts for 67 % compared with 62 % at the end of 2004, and is broken down mainly over Great Britain, France, Scandinavia, the Netherlands and the US.

In the period under review, public-sector bonds and debentures were purchased in the amount of € 2.4 billion in order to cover scheduled maturities in cover assets and also to optimise the bank's liquidity position. After maturities, public-sector financing increased by € 0.3 billion compared with 31 December 2004.

In terms of the breakdown of the overall real estate financing portfolio according to financed property types, office buildings, mainly commercial residential buildings and retail properties continued to dominate.

Total loan portfolio as of 30 September 2005


Real estate financing: 46 %
Public sector financing: 54 %

Real estate financing by region as of 30 September 2005


Others: 2 %
Scandinavia: 10 %
Netherlands: 8 %
Spain: 1 %
France: 12 %
US: 5 %
Germany: 33 %
Great Britain: 29 %

Real estate financing portfolio by property type as of 30 September 2005


Others: 6 %
Residential: 31 %
Hotels: 4 %
Offices: 37 %
Retail: 22 %

Hypo Real Estate Germany

Overview New business at Hypo Real Estate Germany has also achieved a very positive performance, and the new business target for the full year has again been met in the first three quarters. This success has also continued beyond the third quarter. Particular mention has to be made in this respect of a transaction which, in terms of its unique and complex nature, underlines the role of Hypo Real Estate Bank AG as a major market player in the German real estate financing sector. With this deal, Hypo Real Estate Bank financed the purchase of a portfolio of 18 properties of the State of Hesse for CommerzLeasing und Immobilien Gruppe (CLI) with a volume of more than € 1 billion, of which it will take a large portion on its own book. The successful restructuring and excellent performance have also been recognised by the rating agencies; Standard & Poor's has raised its long-term rating to BBB+ and its short-term rating to A-2 with a stable outlook. Fitch has also raised its long-term rating to BBB+ and its short-term rating to F2, also with a stable outlook.

Development in Earnings With net income before taxes of € 76 million, the business segment Hypo Real Estate Germany is also in the pro-rata budgeted range (€ 95 million to € 105 million for 2005). Last year, when Hypo Real Estate Bank AG was still very much affected by the restructuring process, net income before taxes amounted to € –11 million.

in € million	1.1.–30.9.2005	Budget 3/4 of 2005	Budget 2005
Net income/loss before taxes	76	71 to 79	95 to 105

Excluding the deferred tax expense from capitalised losses carried forward of € 14 million, net income in the business segment amounted to € 59 million (previous year: net loss € –10 million); this is equivalent to an adjusted return on equity of 4.2 % (2004: – 0.5%).

As a result of the very reduced portfolio, total operating revenues as expected were lower than the corresponding figure in the previous year (€ –20 million). Accordingly, net interest income declined from € 264 million last year to € 207 million; net commission income is stated as € 2 million, compared with € –15 million last year, when the expenses attributable to outplacement transactions were higher and when

new business had not yet been resumed. As a result of favourable market conditions, Hypo Real Estate Bank AG has redeployed some securities, realising capital gains of € 26 million in net income from investments (previous year: € 9 million).

The requirement for provisions for losses on loans and advances has declined appreciably compared with last year as a result of the successful streamlining of the portfolio; additions to provisions for losses on loans and advances were € 75 million lower than the corresponding figure last year (€ 165 million), when a risk shelter of € 97.5 million provided by HVB AG to Hypo Real Estate Bank AG was offset. If the risk shelter is disregarded, the addition to such provisions declined by € 172.5 million compared with last year, which underlines the considerably improved quality of the portfolio.

The restructuring has resulted in much lower general administrative expenses (€ –22 million) the cost-income ratio is now 30.5% compared with 35.2% in 2004.

The balance of other income/expenses amounted to € 0 million; the previous year balance of € –10 million is attributable entirely to the restructuring.

Key Financials

Hypo Real Estate Germany

Operating performance in € million	**1.1.–30.9.2005**	**1.1.–30.9.2004**
Operating revenues	239	259
Provisions for losses on loans and advances	90	165
General administrative expenses	73	95
Balance of other income/expenses	–	–10
Net income/loss before taxes	76	–11
Net income/loss[1]	59	–10
Key ratios in %	**1.1.–30.9.2005**	**1.1.–31.12.2004**
Return on equity after taxes[1]	4.2	–0.5
Cost-income ratio (based on operating revenues)	30.5	35.2
Key indicators	**30.9.2005**	**31.12.2004**
Total volume of lending in € billion	54.9	62.2
Risk assets compliant with BIS rules in € billion	22.8	24.2
Core capital ratio compliant with BIS rules in %	8.1	8.4[2]
Employees	534	592

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Portfolio Development The loan portfolio, which compared with the documentary volume of lending also includes loan commitments and securities in the following, amounted to € 68.9 billion as of 30 September 2005. Of this figure, real estate financing accounted for € 29.3 billion (42 %) and public-sector financing including bonds and debentures accounted for € 39.6 billion (58 %). The portfolio of public-sector financing declined in the first half by a further € 6.0 billion (approx. 13 %) compared with 31 December 2004, in line with the bank's strategy. The portfolio of real estate financing declined by € 1.3 billion as a result of high premature repayments.

The volume of real estate financing new business is stated as a total of € 1.0 billion for the first nine months, and has accordingly already met the originally forecast new business target. The new transactions are generated in Germany, in line with the bank's strategy.

As an example of numerous transactions, new business of € 38 million was signed in the third quarter as part of syndicate business. Finance was provided for an existing office complex in a good location of Munich. The building has a floor area of approx. 54,700 m^2, and is let to a well-known tenant.

Of the total of € 2.3 billion mortgage loans due for prolongation, € 1.2 billion (adjustment ratio approx. 60%) were adjusted with an average interest margin of 150 basis points, which considerably exceeded expectations. Municipal lending business has continued to decline in 2005. New business is only taken on with acceptable margins and yields.

The regional breakdown of the real estate financing portfolio has remained relatively constant compared with 31 December 2004. Germany accounts for 93 % of the portfolio, and other European countries account for 7 %, mainly in the Netherlands and France. In the portfolio breakdown based on financed property types, residential construction (mainly commercial), office buildings and retail properties are predominant, accounting for approx. 90 % of the overall portfolio, whereas for instance hotel financing accounts for only approx. 3 % of the portfolio (see the following diagrams).

Total loan portfolio as of 30 September 2005


Public sector financing: 58 %
Real estate financing: 42 %

Real estate financing by region as of 30 September 2005


Netherlands: 6 %
France: 1 %
Germany: 93 %

Real estate financing portfolio by property type as of 30 September 2005


Hotels: 3 %
Logistics/Warehouse: 3 %
Retail: 14 %
Offices: 19 %
Residential: 57 %
Others: 4 %

Income Statement for the Period from 1 January to 30 September 2005

Income/expenses in € million

	Notes	1.1.–30.9. 2005	1.1.–30.9. 2004	Change in € million	Change in %
Interest income	5	4,890	5,339	−449	−8.4
Interest expenses	5	4,389	4,832	−443	−9.2
Net interest income	5	**501**	**507**	−6	−1.2
Provisions for losses on loans and advances	6	112	221	−109	−49.3
Net interest income after provisions for losses on loans and advances		**389**	**286**	+103	+36.0
Commission income		127	131	−4	−3.1
Commission expenses		33	47	−14	−29.8
Net commission income	7	**94**	**84**	+10	+11.9
Net trading income	8	26	5	+21	>+100.0
Net income from investments	9	39	14	+25	>+100.0
General administrative expenses	10	228	229	−1	−0.4
Balance of other operating income/expenses	11	8	5	+3	+60.0
Operating income/loss		**328**	**165**	+163	+98.8
Balance of other income/expenses	13	−1	−10	+9	+90.0
Net income/loss before taxes		**327**	**155**	+172	>+100.0
Taxes on income	14	106	35	+71	>+100.0
thereof: Deferred taxes on capitalised losses carried forward		22	–	+22	>+100.0
Net income/loss		**221**	**120**	+101	+84.2
attributable to:					
Equity holders (consolidated profit)		221	119	+102	+85.7
Minority interest		–	1	−1	−100.0
		221	**120**	+101	+84.2

Earnings per share in €

	Notes	1.1.–30.9.2005	1.1.–30.9.2004
Earnings per share	15	1.65	0.89
Earnings per share[1]	15	1.81	0.89

[1] Excluding the effects from capitalised losses carried forward

Income Statement for the Period from 1 July to 30 September 2005

Income/expenses in € million

	1.7.–30.9. 2005	1.7.–30.9. 2004	Change in € million	Change in %
Interest income	1,639	1,794	−155	−8.6
Interest expenses	1,468	1,633	−165	−10.1
Net interest income	**171**	**161**	+10	+6.2
Provisions for losses on loans and advances	41	75	−34	−45.3
Net interest income after provisions for losses on loans and advances	**130**	**86**	+44	+51.2
Commission income	44	55	−11	−20.0
Commission expenses	11	20	−9	−45.0
Net commission income	**33**	**35**	−2	−5.7
Net trading income	12	3	+9	>+100.0
Net income from investments	16	−1	+17	>+100.0
General administrative expenses	79	80	−1	−1.3
Balance of other operating income/expenses	1	3	−2	−66.7
Operating income/loss	**113**	**46**	+67	>+100.0
Balance of other income/expenses	−1	−5	+4	+80.0
Net income/loss before taxes	**112**	**41**	+71	>+100.0
Taxes on income	35	5	+30	>+100.0
thereof: Deferred taxes on capitalised losses carried forward	5	–	+5	>+100.0
Net income/loss	**77**	**36**	+41	>+100.0
attributable to:				
Equity holders (consolidated profit)	78	36	+42	>+100.0
Minority interest	−1	–	−1	>−100.0
	77	**36**	+41	>+100.0

Balance Sheet as of 30 September 2005

Assets in € million

	Notes	30.9.2005	31.12.2004	Change in € million	Change in %
Cash reserve		307	275	+32	+11.6
Assets held for trading purposes	16	4,615	1,513	+3,102	>+100.0
Placements with, and loans and advances to, other banks		21,037	21,651	−614	−2.8
Loans and advances to customers		74,396	77,044	−2,648	−3.4
Allowances for losses on loans and advances	18	−752	−776	+24	+3.1
Investments	19	37,570	36,165	+1,405	+3.9
Intangible assets		34	29	+5	+17.2
Property, plant and equipment		15	15	–	–
Other assets	20	8,441	7,479	+962	+12.9
Tax assets		5,312	4,733	+579	+12.2
Total assets		**150,975**	**148,128**	+2,847	+1.9

Equity and liabilities in € million

	Notes	30.9.2005	31.12.2004	Change in € million	Change in %
Deposits from other banks	21	20,092	18,552	+1,540	+8.3
Amounts owed to other depositors	22	9,202	8,824	+378	+4.3
Promissory notes and other liabilities evidenced by securities	23	95,162	99,173	−4,011	−4.0
Liabilities held for trading purposes		3,641	926	+2,715	>+100.0
Provisions	24	43	221	−178	−80.5
Other liabilities		13,277	11,654	+1,623	+13.9
Tax liabilities		4,259	3,609	+650	+18.0
Subordinated capital	25	2,207	2,297	−90	−3.9
Liabilities		147,883	145,256	+2,627	+1.8
Equity attributable to equity holders		3,092	2,856	+236	+8.3
Subscribed capital		402	402	–	–
Additional paid-in capital		3,319	3,310	+9	+0.3
Retained earnings		531	311	+220	+70.7
Revaluation reserve		−1,388	−1,437	+49	+3.4
AfS reserve		440	275	+165	+60.0
Cash flow hedge reserve		−1,828	−1,712	−116	−6.8
Consolidated profit 2004		–	270	−270	−100.0
Profit carried forward 2004		7	–	+7	>+100.0
Consolidated profit 1.1.-30.9.2005		221	–	+221	>+100.0
Minority interest		–	16	−16	−100.0
Equity		3,092	2,872	+220	+7.7
Total equity and liabilities		**150,975**	**148,128**	+2,847	+1.9

Statement of Changes in Equity

in € million

	2005	2004
Balance at 1.1.	**2,872**	**2,770**
Subscribed capital	–	–
Additional paid-in capital	+9	–
Retained earnings	+220	+75
Revaluation reserve	+49	–76
AfS reserve	+165	+86
Cash flow hedge reserve	–116	–162
Profit carried forward from previous year	+7	+37
Consolidated profit 2004	–270	+4
Consolidated profit 1.1.-30.9.2005	+221	–
Minority interest	–16	–
Balance at 30.9.	**3,092**	**2,810**

[1] Due to the squeeze-out at Württembergische Hypothekenbank there is no minority interest in equity any more at 30 September 2005

By resolution of the Annual General Meeting of Hypo Real Estate Holding AG as at 20 May 2005 a dividend of €47 million or €0.35 per share had been paid to the shareholders from the €54 million profit. In conjunction with this dividend payment the advance dividends for the preference shares which had not been settled for 2002 and 2003 and the advance dividends for 2004, totalling €0.7 million or €0.19 per preference share have also been settled. The conversion of the existing preference shares of the company without voting rights into ordinary shares with voting rights has also been adopted by the Annual General Meeting.

Cash Flow Statement

in € million

	2005	2004
Cash and cash equivalents at 1.1.	**275**	**489**
Cash flow from operating activities	+1,196	+658
Cash flow from investing activities	–865	–809
Cash flow from financing activities	–147	–54
Effects of exchange rate changes and non-cash valuation changes	–152	–154
Cash and cash equivalents at 30.9.	**307**	**130**

Principles

The interim financial statements as of 30 September 2005 have been prepared by Hypo Real Estate Group in accordance with IAS 34 released by the International Accounting Standards Board (IASB) for Interim Financial Reporting as exempting consolidated financial statements pursuant to section 315 a German Commercial Code (HGB).

The DRS 6 released by the German Accounting Standards Board (GASB) has also been recognised.

Supplement to the accounting and valuation policies The accounting and valuation policies used in the 2004 consolidated financial statements were supplemented as follows in 2005:

As of 1 January 2005, Hypo Real Estate Group covered itself against the major risks attributable to the defined-benefit pension commitments by taking out an insurance policy which is categorised as a "Qualified Insurance Policy" according to IAS 19.

The amount recognised under other assets equals the negative net total of the following amounts:

a the present value of the defined benefit obligation at the balance sheet date;
b plus any actuarial gains (less any actuarial losses) not recognised;
c minus any past service costs not yet recognised;
d minus the fair value at the balance sheet date of plan assets out of which the obligations are to be settled directly.

In accordance with IAS 19, the expenses for defined-benefit pension commitments included in general administrative expenses within the position "Pension expenses and related employee benefit costs" have been diminished by the expected income from the plan assets.

Consolidation The Group of consolidated companies as of 30 September 2005 is unchanged compared to prior year end.

The legal actions which were pending before the Stuttgart district court against the resolution adopted by the Annual General Meeting on 12 May 2005 with regard to squeezing out the minority shareholders, have been terminated on 21 July 2005 by way of court settlement. Consequently the "squeeze-out" has been entered in the commercial register and has thus become effective. According to the settlement, cash compensation of €58.50 per share has been paid to the minority shareholders.

Segment Reporting

1 Income statement, broken down by business segment

Income/expenses in € million

	HREI	WürttHyp	HREGe	Other/ Consolidation	HREG
Net interest income					
1.1.–30.9.2005	204	94	207	–4	501
1.1.–30.9.2004	164	82	264	–3	507
Provisions for losses on loans and advances					
1.1.–30.9.2005	9	13	90	–	112
1.1.–30.9.2004	42	14	165	–	221
Net interest income after provisions for losses on loans and advances					
1.1.–30.9.2005	**195**	**81**	**117**	**–4**	**389**
1.1.–30.9.2004	**122**	**68**	**99**	**–3**	**286**
Net commission income					
1.1.–30.9.2005	99	–7	2	–	94
1.1.–30.9.2004	103	–4	–15	–	84
Net trading income					
1.1.–30.9.2005	26	–	–	–	26
1.1.–30.9.2004	5	–	–	–	5
Net income from investments					
1.1.–30.9.2005	7	6	26	–	39
1.1.–30.9.2004	1	5	9	–1	14
General administrative expenses					
1.1.–30.9.2005	116	24	73	15	228
1.1.–30.9.2004	96	24	95	14	229
Balance of other operating income/expenses					
1.1.–30.9.2005	3	–	4	1	8
1.1.–30.9.2004	3	1	1	–	5
Operating income/loss					
1.1.–30.9.2005	**214**	**56**	**76**	**–18**	**328**
1.1.–30.9.2004	**138**	**46**	**–1**	**–18**	**165**
Balance of other income/expenses					
1.1.–30.9.2005	–1	–	–	–	–1
1.1.–30.9.2004	–	–	–10	–	–10
Net income/loss before taxes					
1.1.–30.9.2005	**213**	**56**	**76**	**–18**	**327**
1.1.–30.9.2004	**138**	**46**	**–11**	**–18**	**155**
Taxes on income[1]					
1.1.–30.9.2005	58	4	17	5	84
1.1.–30.9.2004	32	–	–1	4	35
Net income/loss[1]					
1.1.–30.9.2005	**155**	**52**	**59**	**–23**	**243**
1.1.–30.9.2004	**106**	**46**	**–10**	**–22**	**120**

[1] Excluding the effects from capitalised losses carried forward

2 Key ratios, broken down by business segment

in %	HREI	WürttHyp	HREGe	HREG
Cost-income ratio (based on operating revenues)				
1.1.–30.9.2005	34.2	25.8	30.5	34.1
1.1.–31.12.2004	37.3	28.4	35.2	37.7
Return on equity after taxes[1]				
1.1.–30.9.2005	12.0	10.3	4.2	7.7
1.1.–31.12.2004	10.1	9.0	−0.5	4.0

[1] Excluding the effects from capitalised losses carried forward

3 Balance sheet figures, broken down by business segment

Volume of lending in Mio. €

	HREI	WürttHyp	HREGe	Other/ Consolidation	HREG
Placements with, loans and advances to, other bank					
30.9.2005	2,429	2,991	10,429	46	15,895
31.12.2004	1,536	3,169	12,698	87	17,490
Loans and advances to customers					
30.9.2005	13,548	16,475	44,373	–	74,396
31.12.2004	10,293	17,328	49,423	–	77,044
Contingent liabilities					
30.9.2005	4,122	24	90	−674	3,562
31.12.2004	5,982	21	76	−1,501	4,578
Total					
30.9.2005	**20,099**	**19,490**	**54,892**	**−628**	**93,853**
31.12.2004	**17,811**	**20,518**	**62,197**	**−1,414**	**99,112**

Total allowances for losses on loans and advances in € million

	HREI	WürttHyp	HREGe	HREG
30.9.2005	81	214	467	762
31.12.2004	72	318	402	792

Loans put on a non-accrual basis in € million

	HREI	WürttHyp	HREGe	Other/ Consolidation	HREG
30.9.2005	–	211	541	–	752
31.12.2004	4	331	639	–	974

4 Key capital ratios [based on German Commercial Code (HGB)], broken down by business segment

Equity funds[1] in € million

	HREI	WürttHyp	HREGe	HREG
Core capital				
30.9.2005	1,790	713	1,842	4,164
31.12.2004[2]	1,584	710	2,044	4,210
Supplementary capital				
30.9.2005	612	419	910	1,941
31.12.2004[2]	776	361	965	1,913
Equity capital				
30.9.2005	2,402	1,132	2,752	6,105
31.12.2004[2]	2,360	1,071	3,009	6,123
Tier III capital				
30.9.2005	–	–	–	–
31.12.2004[2]	–	–	–	–
Total				
30.9.2005	**2,402**	**1,132**	**2,752**	**6,105**
31.12.2004[2]	**2,360**	**1,071**	**3,009**	**6,123**

[1] Consolidated according to section 10 a German Banking Act (KWG) [2] As per approved annual financial statements

Risk-weighted assets in € billion

	HREI	WürttHyp	HREGe	HREG
On-balance-sheet assets				
30.9.2005	15.6	10.5	22.2	47.8
31.12.2004	12.7	9.8	23.8	45.7
Off-balance-sheet assets				
30.9.2005	4.5	0.2	0.6	5.3
31.12.2004	4.5	0.3	0.4	5.2
Counterparty risks in the trading book				
30.9.2005	0.1	–	–	0.1
31.12.2004	0.1	–	–	0.1
Total				
30.9.2005	**20.2**	**10.7**	**22.8**	**53.2**
31.12.2004	**17.3**	**10.1**	**24.2**	**51.0**

Market risk positions in € million

	HREI	WürttHyp	HREGe	HREG
Currency risks				
30.9.2005	44	2	1	47
31.12.2004	34	2	1	37
Interest risks				
30.9.2005	86	–	–	86
31.12.2004	57	–	–	57
Equity securities risks				
30.9.2005	21	–	–	21
31.12.2004	19	–	–	19
Total				
30.9.2005	**151**	**2**	**1**	**154**
31.12.2004	**110**	**2**	**1**	**113**

Capital ratios in %

	HREI	WürttHyp	HREGe	HREG
Core capital ratio				
30.9.2005	8.9	6.7	8.1	7.8
31.12.2004[1]	9.2	7.1	8.4	8.3
Equity capital ratio				
30.9.2005	11.9	10.6	12.1	11.5
31.12.2004[1]	13.6	10.6	12.4	12.0
Equity funds ratio				
30.9.2005	10.9	10.5	12.1	11.1
31.12.2004[1]	12.6	10.6	12.4	11.7

[1] As per approved annual financial statements

The capital ratios have been calculated in accordance with the guidelines of the Bank for International Settlements (BIS) based in Basel. The BIS ratios have been established separately on a voluntary basis.

Notes to the Income Statement

5 Net interest income

in € million	1.1.–30.9.2005	1.1.–30.9.2004
Interest income	**4,890**	**5,339**
Lending and money-market business	3,787	4,197
Fixed-income securities and government-inscribed debt	1,092	1,129
Equity securities and other variable-yield securities	–	–
Participating interests	5	13
Other	6	–
Interest expenses	**4,389**	**4,832**
Deposits	1,027	1,151
Promissory notes and other liabilities evidenced by securities	2,681	3,013
Subordinated capital	99	102
Current result from swap transactions (balance of interest income and interest expenses)	582	566
Other	–	–
Total	**501**	**507**

Interest margins in %	30.9.2005	30.9.2004
based on average risk assets compliant with BIS rules	1.29	1.29
based on average volume of business	0.45	0.45

6 Provisions for losses on loans and advances

in € million	1.1.–30.9.2005	1.1.–30.9.2004
Additions	143	246
Allowances for losses on loans and advances	143	244
Loan-loss provisions	–	2
Releases	−30	−24
Allowances for losses on loans and advances	−30	−24
Loan-loss provisions	–	–
Recoveries from write-offs of loans and advances	−1	−1
Total	**112**	**221**

Provisions for losses on loans and advances amounting to € 221 million in the first nine months 2004 are disclosed as a net amount after netting HVB's risk shelter in favour of Hypo Real Estate Bank AG in the pro-rata amount of € 97.5 million. There is no more risk shelter provided in 2005.

7 Net commission income

in € million	1.1.–30.9.2005	1.1.–30.9.2004
Securities and custodial services	–2	–3
Lending operations and other service operations	96	87
Total	**94**	**84**

8 Net trading income

in € million	1.1.–30.9.2005	1.1.–30.9.2004
Equity contracts	–1	5
Interest rate and currency contracts	27	–
Total	**26**	**5**

9 Net income from investments

in € million	1.1.–30.9.2005	1.1.–30.9.2004
Income from investments	63	53
Expenses from investments	24	39
Total	**39**	**14**

10 General administrative expenses

in € million	1.1.–30.9.2005	1.1.–30.9.2004
Personnel expenses	136	140
Wages and salaries	117	113
Social security costs	14	14
Pension expenses and related employee benefit costs	5	13
Other administrative expenses	81	79
Depreciation/amortisation	11	10
on software and other intangible assets excluding goodwill	6	5
on property, plant and equipment	5	5
Total	**228**	**229**

The €7 million expenses for defined-benefit pension commitments included in the "Pension expenses and related employee benefit costs" in the first nine months 2005 have been diminished by the expected income of €7 million from the insurance categorised as "Qualified Insurance Policy" according to IAS 19.

in %	1.1.–30.9.2005	1.1.–31.12.2004
Cost-income ratio (based on operating revenues)	34.1	37.7

11 Balance of other operating income/expenses

in € million	1.1.–30.9.2005	1.1.–30.9.2004
Other operating income	16	13
Other operating expenses	8	8
Balance of other operating income/expenses	**8**	**5**

12 Operating revenues

in € million	1.1.–30.9.2005	1.1.–30.9.2004
Net interest income	501	507
Net commission income	94	84
Net trading income	26	5
Net income from investments	39	14
Balance of other operating income/expenses	8	5
Total	**668**	**615**

13 Balance of other income/expenses

in € million	1.1.–30.9.2005	1.1.–30.9.2004
Other income	–	–
Other expenses	1	10
thereof: Restructuring expenses	–	10
Balance of other income/expenses	**–1**	**–10**

14 Taxes on income

in € million	1.1.–30.9.2005	1.1.–30.9.2004
Current taxes	75	41
Deferred taxes	31	–6
thereof: Deferred taxes on capitalised losses carried forward	22	–
Total	**106**	**35**

15 Earnings per share

	1.1.–30.9.2005	1.1.–30.9.2004
Consolidated profit in € million	221	119
Average number of shares	134,072,175	134,072,175
Earnings per share in €	**1.65**	**0.89**

	1.1.–30.9.2005	1.1.–30.9.2004
Consolidated profit[1] in € million	243	119
Average number of shares	134,072,175	134,072,175
Earnings per share[1] in €	**1.81**	**0.89**

[1] Excluding the effects from capitalised losses carried forward

Rule 12g3-2(b), File No. 82-34748

Notes to the Balance Sheet

Assets

16 Assets held for trading purposes

in € million

	30.9.2005	31.12.2004
Debt securities and other fixed-income securities	4,346	1,356
Equity securities and other variable-yield securities	174	157
Positive fair values from derivative financial instruments	95	–
Total	**4,615**	**1,513**

17 Volume of lending

in € million

	30.9.2005	31.12.2004
Placements with, loans and advances to, other banks	15,895	17,490
Loans and advances to customers	74,396	77,044
Contingent liabilities	3,562	4,578
Total	**93,853**	**99,112**

18 Allowances for losses on loans and advances

Development in € million

	2005	2004
Balance at 1.1.	**776**	**1,896**
Changes affecting income	+113	+220
Gross additions	+143	+244
Releases	−30	−24
Changes not affecting income	−137	+77
Use of existing loan-loss allowances	−100	−109
Effects of currency translation and other changes not affecting income	−37	+186
Balance at 30.9.	**752**	**2,193**

19 Investments

in € million	30.9.2005	31.12.2004
HtM investments	9,767	10,447
Debt securities and other fixed-income securities	9,767	10,447
AfS investments	23,650	24,520
Shares in non-consolidated subsidiaries	185	179
Participating interests	4	4
Debt securities and other fixed-income securities	23,459	24,335
Equity securities and other variable-yield securities	2	2
dFVTPL investments	4,122	1,172
Debt securities and other fixed-income securities	4,122	1,172
Investment properties	31	26
Total	**37,570**	**36,165**

20 Other assets

Other assets as of 30 September 2005 include the insurance categorised as "Qualified Insurance Policy" according to IAS 19 amounting to €57 million.

Liabilities

21 Deposits from other banks

Deposits from other banks by maturities in € million

	30.9.2005	31.12.2004
Repayable on demand	227	365
With agreed maturities	19,865	18,187
Total	**20,092**	**18,552**

22 Amounts owed to other depositors

Amounts owed to other depositors by maturities in € million

	30.9.2005	31.12.2004
Repayable on demand	222	187
With agreed maturities	8,980	8,637
Total	**9,202**	**8,824**

23 Promissory notes and other liabilities evidenced by securities

Promissory notes and other liabilities evidenced by securities, broken down by maturities in € million

	30.9.2005	31.12.2004
With agreed maturities		
up to 3 months	9,431	8,068
from 3 months to 1 year	17,718	17,100
from 1 year to 5 years	47,704	53,691
from 5 years and over	20,309	20,314
Total	**95,162**	**99,173**

24 Provisions

in € million	30.9.2005	31.12.2004
Provisions for pensions and similar obligations	–	158
Restructuring provisions	8	22
Loan-loss provisions	10	16
Other provisions	25	25
thereof: Long-term liabilities to employees	7	7
Total	**43**	**221**

As of 30 September 2005 the present value of the provisions for pensions has been netted with the insurance recognised as "Qualified Insurance Policy" according to IAS 19 (see also note 20).

25 Subordinated capital

in € million	30.9.2005	31.12.2004
Subordinated liabilities	1,513	1,603
Participating certificates outstanding	694	694
Total	**2,207**	**2,297**

26 Treasury stock

As of 30 September 2005 neither Hypo Real Estate Holding AG itself nor any dependent company or company in which a majority is owned holds shares of Hypo Real Estate Holding AG.

Other Notes

27 Contingent liabilities and other commitments

in € million

	30.9.2005	31.12.2004
Contingent liabilities[1]	**3,562**	**4,578**
from guarantees and indemnity agreements	3,562	4,578
Loan guarantees	109	116
Performance guarantees and indemnities	3,422	3,927
Documentary credits	31	535
Other commitments	**8,380**	**3,208**
Irrevocable loan commitments	8,341	3,165
Book credits	742	152
Guarantees	218	199
Mortgage and public-sector loans	7,381	2,814
Other commitments	39	43
Total	**11,942**	**7,786**

[1] In principle, the amount of contingent liabilities equates to the amount of contingent claims

The contingent liabilities from performance guarantees and indemnities include guarantee obligations of Hypo Real Estate Bank International with regard to HVB AG of € 1.3 billion; these were provided as part of the synthetic transfer of the "Western Europe" real estate financing portfolio.

Munich, 9 November 2005

Hypo Real Estate Holding Aktiengesellschaft

The Management Board

Funke Eisele Fell Lamby

Report of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board was informed by the Chairman of the Audit Committee of the Supervisory Board of the results of the committee meeting held 9 November 2005. In this meeting, the Interim Report as of 30 September 2005 and the report of the independent auditor on the results of the audit were presented and explained by the Management Board. Business developments, the earnings situation and the company's financial situation were also explained. The Audit Committee has approved the interim report.

Munich, 9 November 2005

The Chairman of the Supervisory Board

Kurt F. Viermetz

Summary of Quarterly Financial Data

Hypo Real Estate Group

Operating performance in € million	**3rd Quarter 2004**	**4th Quarter 2004**	**1st Quarter 2005**	**2nd Quarter 2005**	**3rd Quarter 2005**
Operating revenues	201	220	210	225	233
Net interest income	161	176	165	165	171
Net commission income	35	10	23	38	33
Net trading income	3	6	7	7	12
Net income from investments	–1	33	11	12	16
Balance of other operating income/expenses	3	–5	4	3	1
Provisions for losses on loans and advances	75	55	35	36	41
General administrative expenses	80	86	73	76	79
Balance of other income/expenses	–5	–13	–	–	–1
Net income/loss before taxes	41	66	102	113	112
Net income/loss[1]	36	48	78	83	82
Key indicators					
Total volume of lending in € billion	106.2	99.1	96.2	95.6	93.9
Risk assets compliant with BIS rules in € billion	52.5	51.0	51.1	52.9	53.2
Core capital ratio compliant with BIS rules in %	7.8	8.3[2]	8.2	7.9	7.8
Employees	1,417	1,311	1,287	1,259	1,258

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Hypo Real Estate International

Operating performance in € million	**3rd Quarter 2004**	**4th Quarter 2004**	**1st Quarter 2005**	**2nd Quarter 2005**	**3rd Quarter 2005**
Operating revenues	97	89	102	109	128
Net interest income	53	60	65	65	74
Net commission income	41	23	29	31	39
Net trading income	3	6	7	7	12
Net income from investments	–2	2	–	5	2
Balance of other operating income/expenses	2	–2	1	1	1
Provisions for losses on loans and advances	15	–9	2	–	7
General administrative expenses	38	40	37	37	42
Balance of other income/expenses	–	–1	–	–	–1
Net income/loss before taxes	44	57	63	72	78
Net income/loss[1]	34	42	47	52	56
Key indicators					
Total volume of lending in € billion	18.2	17.8	17.9	19.6	20.1
Risk assets compliant with BIS rules in € billion	16.8	17.3	17.8	19.9	20.2
Core capital ratio compliant with BIS rules in %	8.7	9.2[2]	10.1	9.1	8.9
Employees	502	504	499	484	492

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Württembergische Hypothekenbank

Operating performance in € million	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005
Operating revenues	28	32	32	32	29
Net interest income	28	26	30	33	31
Net commission income	1	−2	−2	−2	−3
Net trading income	–	–	–	–	–
Net income from investments	−2	9	4	1	1
Balance of other operating income/expenses	1	−1	–	–	–
Provisions for losses on loans and advances	5	9	3	6	4
General administrative expenses	9	9	8	7	9
Balance of other income/expenses	–	–	–	–	–
Net income/loss before taxes	14	14	21	19	16
Net income/loss	14	13	19	19	14
Key indicators					
Total volume of lending in € billion	19.5	20.5	20.3	20.4	19.5
Risk assets compliant with BIS rules in € billion	9.4	10.1	10.5	10.6	10.7
Core capital ratio compliant with BIS rules in %	7.5	7.1[1]	6.8	6.8	6.7
Employees	173	171	178	179	179

[1] As per approved annual financial statements

Hypo Real Estate Germany

Operating performance in € million	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005
Operating revenues	78	99	77	85	77
Net interest income	82	90	72	68	67
Net commission income	−7	−10	−3	8	−3
Net trading income	–	–	–	–	–
Net income from investments	3	22	7	6	13
Balance of other operating income/expenses	–	−3	1	3	–
Provisions for losses on loans and advances	55	55	30	30	30
General administrative expenses	28	31	24	26	23
Balance of other income/expenses	−5	−11	–	–	–
Net income/loss before taxes	−10	2	23	29	24
Net income/loss[1]	−3	–	19	22	18
Key indicators					
Total volume of lending in € billion	69.2	62.2	59.2	56.7	54.9
Risk assets compliant with BIS rules in € billion	26.9	24.2	23.4	23.0	22.8
Core capital ratio compliant with BIS rules in %	7.7	8.4[2]	7.9	8.0	8.1
Employees	698	592	560	544	534

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Redefinition of the Business Segments

As already described in the interim report as of 30 June 2005 the Management Board of Hypo Real Estate Holding AG has defined new primary segments for the Group, following the new business organisation. Accordingly in the future the Group will be managed in reference to following business segments:

The entire international business with large ticket, structured real estate financing will be pooled in the International Lending business segment. Segment reporting will contain the income contribution of the following, fully consolidated companies:

- Hypo Real Estate Bank International puc, Dublin (excluding trading activities and public finance business)
- Hypo Real Estate Capital Corp., New York (sub-group with a total of six companies)
- Hypo Real Estate Capital France S.A., Paris (sub-group with a total of two companies)
- Hypo Real Estate Capital Iberia S.l., Madrid
- Hypo Real Estate Capital Italia S.p.A., Milan
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Ltd., London (sub-group with a total of eight companies)
- Württembergische Hypothekenbank AG, Stuttgart.

The German real estate financing business will be pooled in the German Lending business segment. This segment will only contain the income contribution of Hypo Real Estate Bank AG, headquartered in Munich.

The business segment Public Finance will in future pool the public finance business (i.e. public sector finance, infrastructure finance, public project finance and "Forfeiting") and the capital market business (i.e. credit derivatives and asset management). Segment reporting will contain the income contribution of the following, fully consolidated companies:

- Hypo Real Estate Bank International puc, Dublin (trading activities and public finance business)
- HI Asset Management Inc., New York
- HI Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg

The column Other/Consolidation remains unchanged and includes the earnings contributions of Hypo Real Estate Holding AG, Munich as well as consolidation processes.

International Lending

Budget

in € million	1.1.–30.9.2005	Budget 3/4 of 2005	Budget 2005
Net income/loss before taxes	252	229 to 244	305 to 325

Key Financials

Operating performance in € million	1.1.–30.9.2005	1.1.–30.9.2004
Operating revenues	387	346
Net interest income	283	240
Net commission income	87	99
Net trading income	3	–
Net income from investments	13	4
Balance of other operating income/expenses	1	3
Provisions for losses on loans and advances	22	56
General administrative expenses	112	100
Balance of other income/expenses	–1	–
Net income/loss before taxes	252	190
Net income/loss	194	156
Key ratios in %	**1.1.–30.9.2005**	**1.1.–31.12.2004**
Return on equity after taxes[1][2]	11.8	10.2
Cost-income ratio (based on operating revenues)	28.9	30.5
Key indicators	**30.9.2005**	**31.12.2004**
Total volume of lending in € billion	37.5	36.2
Risk assets compliant with BIS rules in € billion	28.4	25.4
Core capital ratio compliant with BIS rules[2] in %	8.1	8.2

[1] Excluding the effects from capitalised losses carried forward [2] Based on allocated capital

Summary of Quarterly Financial Data

Operating performance in € million	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005
Operating revenues	118	109	123	129	135
Net interest income	77	81	89	95	99
Net commission income	42	21	27	30	30
Net trading income	–	–	1	–	2
Net income from investments	–3	9	5	5	3
Balance of other operating income/expenses	2	–2	1	–1	1
Provisions for losses on loans and advances	20	–	5	6	11
General administrative expenses	39	39	35	36	41
Balance of other income/expenses	–	–1	–	–	–1
Net income/loss before taxes	59	69	83	87	82
Net income/loss [1]	48	54	65	68	61
Key indicators					
Total volume of lending in € billion	35.7	36.2	36.3	38.5	37.5
Risk assets compliant with BIS rules in € billion	24.8	25.4	25.8	28.0	28.4
Core capital ratio compliant with BIS rules [2] in %	7.9	8.2	8.9	8.3	8.1

[1] Excluding the effects from capitalised losses carried forward [2] Based on allocated capital

German Lending

Budget

in € million

	1.1.–30.9.2005	Budget 3/4 of 2005	Budget 2005
Net income/loss before taxes	76	71 to 79	95 to 105

Key Financials

Operating performance in € million	1.1.–30.9.2005	1.1.–30.9.2004
Operating revenues	239	259
Net interest income	207	264
Net commission income	2	–15
Net trading income	–	–
Net income from investments	26	9
Balance of other operating income/expenses	4	1
Provisions for losses on loans and advances	90	165
General administrative expenses	73	95
Balance of other income/expenses	–	–10
Net income/loss before taxes	76	–11
Net income/loss [1]	59	–10
Key ratios in %	**1.1.–30.9.2005**	**1.1.–31.12.2004**
Return on equity after taxes [1]	4.2	–0.5
Cost-income ratio (based on operating revenues)	30.5	35.2
Key indicators	**30.9.2005**	**31.12.2004**
Total volume of lending in € billion	54.9	62.2
Risk assets compliant with BIS rules in € billion	22.8	24.2
Core capital ratio compliant with BIS rules in %	8.1	8.4 [2]

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Summary of Quarterly Financial Data

Operating performance in € million	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005
Operating revenues	78	99	77	85	77
Net interest income	82	90	72	68	67
Net commission income	−7	−10	−3	8	−3
Net trading income	–	–	–	–	–
Net income from investments	3	22	7	6	13
Balance of other operating income/expenses	–	−3	1	3	–
Provisions for losses on loans and advances	55	55	30	30	30
General administrative expenses	28	31	24	26	23
Balance of other income/expenses	−5	−11	–	–	–
Net income/loss before taxes	−10	2	23	29	24
Net income/loss[1]	−3	–	19	22	18
Key indicators					
Total volume of lending in € billion	69.2	62.2	59.2	56.7	54.9
Risk assets compliant with BIS rules in € billion	26.9	24.2	23.4	23.0	22.8
Core capital ratio compliant with BIS rules in %	7.7	8.4[2]	7.9	8.0	8.1

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Public Finance

Budget

in € million

	1.1.–30.9.2005	Budget 3/4 of 2005	Budget 2005
Net income/loss before taxes	17	8 to 11	10 to 15

Key Financials

Operating performance in € million	1.1.–30.9.2005	1.1.–30.9.2004
Operating revenues	45	12
Net interest income	15	5
Net commission income	5	–
Net trading income	23	5
Net income from investments	–	2
Balance of other operating income/expenses	2	–
Provisions for losses on loans and advances	–	–
General administrative expenses	28	19
Balance of other income/expenses	–	–
Net income/loss before taxes	17	–7
Net income/loss	13	–5
Key ratios in %	**1.1.–30.9.2005**	**1.1.–31.12.2004**
Return on equity after taxes[1]	8.9	–4.2
Cost-income ratio (based on operating revenues)	62.2	120.0
Key indicators	**30.9.2005**	**31.12.2004**
Total volume of lending in € billion	1.5	1.6
Risk assets compliant with BIS rules in € billion	2.5	2.0
Core capital ratio compliant with BIS rules[1] in %	8.0	8.0

[1] Based on allocated capital

Summary of Quarterly Financial Data

Operating performance in € million	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005
Operating revenues	5	13	11	12	22
Net interest income	3	6	6	3	6
Net commission income	–	–1	–	–1	6
Net trading income	3	6	6	7	10
Net income from investments	–1	2	–1	1	–
Balance of other operating income/expenses	–	–	–	2	–
Provisions for losses on loans and advances	–	–	–	–	–
General administrative expenses	7	11	10	8	10
Balance of other income/expenses	–	–	–	–	–
Net income/loss before taxes	–2	2	1	4	12
Net income/loss	–1	1	1	3	9
Key indicators					
Total volume of lending in € billion	1.3	1.6	1.5	1.6	1.5
Risk assets compliant with BIS rules in € billion	1.4	2.0	2.5	2.5	2.5
Core capital ratio compliant with BIS rules[1] in %	8.0	8.0	8.0	8.0	8.0

[1] Based on allocated capital

Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the US, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Hypo Real Estate Holding AG
Unsoeldstrasse 2
80538 Munich
Germany
Telephone +49 89 20 30 07-0
Fax +49 89 20 30 07-772
Contact: Ulrich Kern (IR)
irinfo@hyporealestate.com
Falk Willing
info@hyporealestate.com

Hypo Real Estate Bank International
3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 611 6000
Fax +353 1 611 6001
Contact: Carol Tancock
marketing@hypointernational.com
treasury@hypointernational.com

Amsterdam location
Hypo Real Estate Bank International
Amsterdam branch
Amstelplein 1 ("Rembrandt Toren")
1096 HA Amsterdam
The Netherlands
Telephone +31 20 46 27 800
Fax +31 20 46 27 801
Contact: Tomas Fiege Vos de Wael
amsterdam@hypointernational.com

Hong Kong location
Hypo Real Estate Bank International
Hong Kong branch
Suites 802-805
Two International Finance Centre
No. 8 Finance Street
Central Hong Kong
Telephone +852 3413-83 00
Fax +852 3413-85 00
Contact: Dr. Leonard Meyer zu Brickwedde
hongkong@hypointernational.com

Lisbon location
Hypo Real Estate Bank International
Portugal branch
Avenida da Liberdade, 110
1269-046 Lisbon
Portugal
Telephone +351 21 340 46 65
Fax +351 21 340 45 76
Contact: Robert Gericke
lisbon@hypointernational.com

London location
Hypo Real Estate Bank International
UK branch
30 St. Mary Axe
21 Floor
London EC3A8BF
Great Britain
Telephone +44 207 743-77 43
Fax +44 207 743-77 00
Contact: Harin Thaker
london@hypointernational.com

Luxembourg location
Hypo Pfandbrief Bank International S.A.
4, rue Alphonse Weicker
2721 Luxembourg
Luxembourg
Telephone +352 26 41-47 00
Fax +352 26 41-47 99
Contact: Martin Schulte
luxembourg@hypointernational.com

Madrid location
Hypo Real Estate Bank International
Spain branch
Paseo de la Castellana 35
28046 Madrid
Spain
Telephone +34 91 3 49-32 00
Fax +34 91 3 49-33 00
Contact: Markus Beran
madrid@hypointernational.com

Milan location
Hypo Real Estate Bank International
Italy branch
Corso Vittorio Emanuele II, 37B
20122 Milano
Italy
Telephone +39 02 76 383-1
Fax +39 02 76 383-870
Contact: Luca Clavarino, Armin Grasshoff
milan@hypointernational.com

Munich location
Hypo Real Estate Bank International
Munich branch for Central- and Eastern Europe
Prinzregentenstr. 56
80538 Munich
Germany
Telephone +49 89 25 55 20-0
Fax +49 89 25 55 20-209
Contact: Frank Steffen
munich@hypointernational.com

New York location
Hypo Real Estate Capital Corporation
622 Third Avenue
New York, NY 10017-6707
US
Telephone +1 212 671-63 00
Fax +1 212 671-64 02
Contact: Evan Denner
newyork@hypointernational.com

Paris location
Hypo Real Estate Bank International
France branch
38, avenue de l'Opéra
75002 Paris
France
Telephone +33 1 53 05 74-00
Fax +33 1 53 05 74-09
Contact: Markus Enders, Serge Chauvin
paris@hypointernational.com

Stockholm location
Hypo Real Estate Bank International
Nordic region branch
Regeringsgatan 38
11156 Stockholm
Sweden
Telephone +46 8 53 48 00-70
Fax +46 8 21 44 17
Contact: Anders Taegt
stockholm@hypointernational.com

Tokyo location
Hypo Real Estate Capital Japan Corporation
Otemachi 1st Square West Tower 18F
1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004
Japan
Telephone +81 3 52 88-58 60
Fax +81 3 32 01-51 32
Contact: Dr. Leonard Meyer zu Brickwedde
tokyo@hypointernational.com

Hypo Real Estate Bank AG (Germany)
Von-der-Tann-Str. 2
80539 Munich
Germany
Telephone +49 89 28 80-0
Fax +49 89 28 80-12 100
Contact: Josef Neumeier
info@hyporealestate.de

Württembergische Hypothekenbank AG
Büchsenstr. 26
70174 Stuttgart
Germany
Telephone +49 711 20 96-0
Fax +49 711 20 96-345
Contact: Rudolf Geller
welcome@wuertt-hyp.de

Hypo Real Estate Holding AG
Unsoeldstrasse 2
80538 Munich
Germany
Telephone +49 (0) 89 203007-0
Fax +49 (0) 89 203007-772
www.hyporealestate.com

Press release

Hypo Real Estate Group continues strong earnings growth in Q3 2005

- **Consolidated net income before taxes after nine months has more than doubled to EUR 327 million**
- **New business considerably ahead of budget**
- **Germany business is increasingly picking up pace**
- **Forecast for full year confirmed without reservation**
- **Restructuring of group is proceeding as planned**

Munich, November 10th 2005: In the first nine months of 2005, the Hypo Real Estate Group has more than doubled consolidated net income before taxes. All key financials after three quarters were in line with or slightly better than pro-rata budget. The international financier of commercial real estate generated group-wide new business of EUR 14.3 billion between January and September; of this figure, EUR 6.0 billion alone was attributable to the third quarter. This means that the full-year target of around EUR 13.5 billion in total has been attained after nine months, and will accordingly be considerably exceeded by the end of the year.

Group development nine months 2005

In the first nine months, consolidated net income before taxes amounted to EUR 327 million, and was accordingly ahead of pro-rata budget. Net income before taxes of EUR 155 million in the previous year period was more than doubled. Nine-month net income adjusted by the deferred taxes from capitalised losses carried forward of EUR 22 million amounted to EUR 243 million compared with EUR 120 million in the same period of 2004. Including the deferred-tax effect, net income amounted to EUR 221 million. Adjusted earnings per share amounted to EUR 1.81 compared with EUR 0.89 in the same previous year period. Unlike the situation last year, the fact that Hypo Real Estate Holding AG increased its holding in Württembergische Hypothekenbank to 100% meant that no minority interests occurred this year. Return on equity after taxes of the Group

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

adjusted by the tax effect improved to 7.7% (full year 2004: 4.0%). It is thus within the target range of 7.5 to 8% for the whole of 2005. This means that the Hypo Real Estate Group will cover its capital costs for the first time.

The development in total operating revenues (total of net interest income and net commission income, net trading income, net income from investments and the balance of other operating income/expenses) in the first nine months reflects the successful new business and the intensified activities of the Capital Markets unit. Accordingly, despite the very much reduced portfolio at Hypo Real Estate Bank AG, total operating revenues improved by EUR 53 million (9%) to EUR 668 million (nine months 2004: EUR 615 million).

Net interest income of EUR 501 million was only slightly lower (EUR -6 million) than the corresponding figure for the previous year because new business in Germany and abroad was not able to entirely compensate for the downsizing of the Germany portfolio at Hypo Real Estate Bank AG. Net trading income improved from EUR 5 million to EUR 26 million, and is mainly attributable to the Capital Markets unit. Net income from investments amounts to EUR 39 million compared with EUR 14 million in the same previous year period.

After three quarters, the addition to provisions for losses on loans and advances amounted to EUR 112 million, and were considerably lower than pro-rata budget and EUR 109 million lower than the corresponding previous year figure. If the pro-rata risk shelter of EUR 97.5 million provided by HVB AG to Hypo Real Estate Bank AG (which was contained in last year's figures) is disregarded, the addition declined by around EUR 207 million – a clear indication of the dramatic improvement in the portfolio quality of domestic business.

General administrative expenses of EUR 228 million were at the lower end of expectations and slightly below the corresponding previous year figure (EUR 229 million). Additional expenses incurred for international expansion were opposed by positive effects from the restructuring of

Germany business. The cost-income ratio for the first nine months improved from 37.7% for the whole of 2004 to 34.1%.

The total volume of lending of the Group as of 30 September 2005 amounted to EUR 93.9 billion, and was accordingly EUR 5.3 billion lower than the corresponding figure as of 31 December 2004. The consolidated total assets of the Hypo Real Estate Group as of 30 September 2005 increased compared with the corresponding previous year figure by EUR 2.8 billion to EUR 151.0 billion, due mainly to stronger trading activities.

Group development third quarter 2005

Consolidated net income before taxes in the third quarter of 2005 amounted to EUR 112 million (third quarter 2004: EUR 41 million). Consolidated net income (excluding the effect from capitalised losses carried forward) amounted to EUR 82 million (previous year period: EUR 36 million). Total operating revenues have increased gradually in 2005 to EUR 233 million in the third quarter (EUR 201 million in the previous year).

Forecast for financial 2005

The Management Board has fully confirmed its previous forecasts for financial 2005. It still expects to see consolidated net income before taxes improve to EUR 400 to 425 million compared with EUR 221 million in 2004, combined with return on equity after taxes of 7.5 to 8% (2004: 4.0%). Despite an additional requirement of EUR 30 to 35 million for provisions, which will be recognised in the annual financial statements, the forecast for net income before taxes is expected to be met. As was announced in August 2005, this provision will be set aside for the ongoing reorganisation of the Hypo Real Estate Group.

New Group structure is on the way

In August of this year, Hypo Real Estate Holding AG announced a far-reaching restructuring of the group in order to boost its viability on the markets and reduce the level of complexity in the group. The restructuring envisages that world-wide international business will be pooled in the

Stuttgart-based subsidiary Württembergische Hypothekenbank. For this purpose, with effect from 1 January 2006, the entire international real estate financing portfolio of Hypo Real Estate Bank International will be transferred to Württembergische Hypothekenbank, which will subsequently be renamed Hypo Real Estate Bank International AG.

German financing arrangements of Württembergische Hypothekenbank will be transferred to Hypo Real Estate Bank AG in Munich, which will pool the entire domestic business as the second pillar of the group. The existing Hypo Real Estate Bank International will continue Capital Markets activities from Dublin as "Hypo Public Finance Bank", and these activities will be extended to include public sector finance. Organisational and legal preparations for restructuring the group are proceeding as planned, the aim is for the restructuring process to be completed in the first half of 2006.

Georg Funke, Chairman of the Management Board of Hypo Real Estate Holding AG: "The Hypo Real Estate Group is continuing to pick up pace. We have already beaten our ambitious targets for new business at all three operating entities. We will continue to focus on growth and – apart from more extensive penetration of our core markets in Europe and North America – are continuously working on developing new markets. The reform of our group structures, which has received a very positive echo on the capital markets, will mean that we will further expand our position of strength which we have built up since the spin-off from HVB in 2003."

Information concerning the business segments

Hypo Real Estate International

The business segment continued the success of the strong second quarter in the third quarter 2005. Net income before taxes amounted to EUR 213 million in the first nine months (previous year period: EUR 138 million), and was thus above expectations. As a result of strong new business, total operating revenues improved from EUR 276 million in the previous year to EUR 339 million. The addition to provisions for losses on loans and advances declined from EUR 42 million to EUR 9 million; no individual

allowances were incurred. New business at Hypo Real Estate International amounted to EUR 10.3 billion in the first nine months, of which EUR 4.4 billion was attributable to the third quarter. This means that our target of EUR 10 billion for the full year has already been slightly exceeded.

Württembergische Hypothekenbank

With net income before taxes of EUR 56 million between January and September 2005, Württembergische Hypothekenbank has beaten the pro-rata budget (previous year period: EUR 46 million). Total operating revenues increased from EUR 84 million to EUR 93 million (+11%).

As usual, new business was acquired almost exclusively abroad, and amounted to EUR 3 billion after nine months, which means that the full-year target of EUR 2.5 billion has already been exceeded.

Hypo Real Estate Germany

Net income before taxes of EUR 76 million for the first nine months of 2005 was in line with pro-rata budget. The previous year figure of EUR -11 million was very much affected by the restructuring of the business segment which was completed in 2004. As a result of the considerably reduced loan portfolio, total operating revenues of EUR 239 million were EUR 20 million lower than the corresponding previous year figure.

With new business of EUR 1 billion taken on, the business segment has met its full-year target for new business after three quarters. This figure does not yet include the financing arrangement for CommerzLeasing und Immobilien Gruppe (CLI). Here the bank provided debt capital of more than EUR 1 billion, of which it will take a large portion on its own book. This deal was signed in October and demonstrates how quickly Hypo Real Estate Bank AG has again become a leading player in commercial real estate financing in Germany.

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
Email: oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Operating performance (IFRS)

Income/expenses in € million

	HREI	WürttHyp	HREGe	Other/ Consoli- dation	HREG
Net interest income					
1.1.-30.9.2005	204	94	207	-4	501
1.1.-30.9.2004	164	82	264	-3	507
Provisions for losses on loans and advances					
1.1.-30.9.2005	9	13	90	-	112
1.1.-30.9.2004	42	14	165	-	221
Net interest income after provisions for losses on loans and advances					
1.1.-30.9.2005	**195**	**81**	**117**	**-4**	**389**
1.1.-30.9.2004	**122**	**68**	**99**	**-3**	**286**
Net commission income					
1.1.-30.9.2005	99	-7	2	-	94
1.1.-30.9.2004	103	-4	-15	-	84
Net trading income					
1.1.-30.9.2005	26	-	-	-	26
1.1.-30.9.2004	5	-	-	-	5
Net income from investments					
1.1.-30.9.2005	7	6	26	-	39
1.1.-30.9.2004	1	5	9	-1	14
General administrative expenses					
1.1.-30.9.2005	116	24	73	15	228
1.1.-30.9.2004	96	24	95	14	229
Balance of other operating income/expenses					
1.1.-30.9.2005	3	-	4	1	8
1.1.-30.9.2004	3	1	1	-	5
Operating income/loss					
1.1.-30.9.2005	**214**	**56**	**76**	**-18**	**328**
1.1.-30.9.2004	**138**	**46**	**-1**	**-18**	**165**
Balance of other income/expenses					
1.1.-30.9.2005	-1	-	-	-	-1
1.1.-30.9.2004	-	-	-10	-	-10
Net income/loss before taxes					
1.1.-30.9.2005	**213**	**56**	**76**	**-18**	**327**
1.1.-30.9.2004	**138**	**46**	**-11**	**-18**	**155**
Taxes on income[1]					
1.1.-30.9.2005	58	4	17	5	84
1.1.-30.9.2004	32	-	-1	4	35
Net income/loss[1]					
1.1.-30.9.2005	**155**	**52**	**59**	**-23**	**243**
1.1.-30.9.2004	**106**	**46**	**-10**	**-22**	**120**

[1] Excluding the effects from capitalised losses carried forward

Key ratios

in %

	HREI	WürttHyp	HREGe	HREG
Cost-income ratio (based on operating revenues)				
1.1.-30.9.2005	34.2	25.8	30.5	34.1
1.1.-31.12.2004	37.3	28.4	35.2	37.7
Return on equity after taxes[1]				
1.1.-30.9.2005	12.0	10.3	4.2	7.7
1.1.-31.12.2004	10.1	9.0	-0.5	4.0

[1] Excluding the effects from capitalised losses carried forward

Balance sheet figures

Volume of lending in € million

	HREI	WürttHyp	HREGe	Other/ Consolidation	HREG
30.9.2005	20,099	19,490	54,892	-628	93,853
31.12.2004	17,811	20,518	62,197	-1,414	99,112

Total assets in € million

					HREG
30.9.2005					150,975
31.12.2004					148,128

Key capital ratios compliant with BIS rules

Risk-weighted assets in € billion

	HREI	WürttHyp	HREGe	HREG
30.9.2005	20.2	10.7	22.8	53.2
31.12.2004	17.3	10.1	24.2	51.0

Core capital ratio in %

	HREI	WürttHyp	HREGe	HREG
30.9.2005	8.9	6.7	8.1	7.8
31.12.2004[1]	9.2	7.1	8.4	8.3

[1] As per approved annual financial statements

Summary of quarterly financial data

Hypo Real Estate Group

	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005
Operating performance (in € million)					
Operating revenues	201	220	210	225	233
Net interest income	161	176	165	165	171
Net commission income	35	10	23	38	33
Net trading income	3	6	7	7	12
Net income from investments	-1	33	11	12	16
Balance of other operating income/expenses	3	-5	4	3	1
Provisions for losses on loans and advances	75	55	35	36	41
General administrative expenses	80	86	73	76	79
Balance of other income/expenses	-5	-13	-	-	-1
Net income/loss before taxes	41	66	102	113	112
Net income/loss[1]	36	48	78	83	82
Key indicators					
Total volume of lending (in € billion)	106.2	99.1	96.2	95.6	93.9
Risk assets compliant with BIS rules (in € billion)	52.5	51.0	51.1	52.9	53.2
Core capital ratio compliant with BIS rules (in %)	7.8	8.3[2]	8.2	7.9	7.8
Employees	1,417	1,311	1,287	1,259	1,258

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements